SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CASA MUNRAS HOTEL PARTNERS, L.P.
(Name of Subject Company)

CASA MUNRAS HOTEL PARTNERS, L.P.
(Name of Person(s) Filing Statement)

Limited Partnership Units
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

John F. Rothman
Casa Munras Hotel Partners, L.P.
8885 Rio San Diego Drive, Suite 220
San Diego, CA 92108
(619) 297-4040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

     (a)  The name of the subject company is Casa Munras Hotel Partners, L.P., a California limited partnership (the “Subject Company”). The address and telephone number of the Subject Company’s principal executive offices is 8885 Rio San Diego Drive, Suite 220, San Diego, CA 92108, (619) 297-4040.

     (b)  The subject class of equity securities to which this Solicitation/Recommendation Statement (this “Statement”) relates is limited partnership units of the Subject Company (the “Units”). As of March 31, 2003, 4,455 Units were issued and outstanding.

Item 2. Identity and Background of Filing Person.

     (a)  The filing person is the Subject Company.

     (b)  This Statement relates to the tender offer by John F. Rothman (either directly and/or through JGS Family Limited Partnership, of which John F. Rothman is the General Partner) and Ronald A. Young (the “Offerors”), to purchase up to 400 Units at a price of $500 per Unit, net to the selling holders of Units (each a “Unit holder”) in cash, less a one time $35 transfer fee currently charged by the Subject Company (the “Tender Offer”). The address of the Offerors is 8885 Rio San Diego Drive, Suite 220, San Diego, CA 92108.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     The Offerors are each Managing Members and 50% owners of Casa Munras GP, LLC, the General Partner of the Subject Company and, in that capacity, have a 1% interest in the profits, losses and distributions of the Subject Company, as well as contractual management and approval rights with respect to the Subject Company. In addition, the Agreement of Limited Partnership entitles the General Partner to certain subordinated fees upon a sale or disposition of the Casa Munras Garden Hotel (the “Hotel”), which is owned by the Subject Company. The Offerors are also each beneficial owners of Units and, in that capacity, participate in the profits, losses and distributions of Subject Company, and have certain voting and approval rights, on the same basis as other Unit holders.

     In addition, Westland Hotel Corporation (“Westland”), which is wholly owned by Ronald A. Young and for which John F. Rothman serves as a consultant, manages the Hotel. Under the terms of the management agreement, Westland is entitled to receive from the Subject Company: (a) a minimum management fee equal to 4% of room revenues and food and beverage sales (“Hotel Revenues”), payable monthly and adjusted at year-end, and (b) an incentive management fee, calculated and paid annually, equal to the lesser of (i) 12% of profits before debt service and depreciation, as defined in the agreement, and (ii) the excess of the Subject Company’s cash flow over an amount equal to 12% of the Partners’ then-invested capital, as defined. Proceeds of any sale or refinancing of the Hotel are not considered in computing the incentive management fee. Ronald A. Young and John F. Rothman have agreed that a portion of Westland’s net income (based upon a predetermined formula) will be paid to John F. Rothman for his consulting services. Such management fees to Westland totaled $247,628 in 2002 and $278,877 in 2001. Management fees paid to Westland in 2003 through June 30 were $84,796.

     During 2002 and 2001, Westland made available to the Subject Company various services in connection with the acquisition of furniture, fixtures, equipment and supplies for the Hotel, the procurement of insurance for the Hotel, and other administrative matters. Such services or goods were purchased by the Subject Company from Westland at its cost. For 2002 and 2001, $987,425 and $873,519, respectively, were paid or payable to Westland as reimbursement for such purchases. Westland made available to the Subject Company all trade discounts offered by vendors for early payment.

     During 2002 and 2001, Westland provided bookkeeping services to the Subject Company. The fee paid by the Subject Company to Westland for these services is computed by Westland by taking the total of all direct labor costs of providing bookkeeping services to the hotels it manages and allocating to the Subject Company a pro rata portion of such costs based on the ratio of the number of rooms in the Hotel to the number of rooms in all hotels managed by Westland. Westland also is entitled to reimbursement by the Subject Company of certain payroll related costs, administration expenses and professional fees, when incurred. The bookkeeping service fee and other reimbursable costs, expenses and fees paid or payable to Westland for 2002 and 2001 totaled $33,600 and $33,250, respectively.

     Because of their management role in the Subject Company and the Hotel, the Offerors have potential conflicts of interest with the Subject Company. For example, they may have conflicts with the Subject Company and its Unit holders in deciding whether to sell and determining the timing of any prospective sale of the Hotel, as well as with respect to establishing estimated values of the Partnership’s Hotel and the Units.

Item 4. The Solicitation or Recommendation.

     (a)  The Subject Company is unable to make a recommendation as to whether or not a Unit holder should tender or refrain from tendering Units.

     (b)  The Subject Company’s reason for its inability to make a recommendation as to whether or not a Unit holder should tender or refrain from tendering Units is because of the conflict of interest resulting from its affiliation with the Offerors, who are each Managing Members and 50% owners of Casa Munras GP, LLC, the General Partner of the Subject Company.

     (c)  To the extent known by the Subject Company, after making reasonable inquiry, neither the Subject Company, nor any of its executive officers, directors, affiliates or subsidiaries currently intends to tender or sell any Units which are held of record or beneficially owned by such persons. The Subject Company is aware that the Offerors are beneficial owners of Units and, to the extent known by the Subject Company, after making reasonable inquiry, they intend to hold such Units.

     (d)  Not applicable.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

     The Subject Company has not employed, retained or compensated any person to make solicitations or recommendations in connection with the transaction described herein.

Item 6. Interest in Securities of the Subject Company.

     To the best knowledge of the Subject Company, no transactions in the Units have been effected during the past 60 days by the Subject Company or any executive officer, director, affiliate or subsidiary of the Subject Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

     (a)  The Subject Company is not undertaking or engaged in any negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Subject Company’s securities by the Subject Company or any other person; or (ii) any plans, proposals or negotiations that relate to or would result in (a) any extraordinary transactions, such as a merger, reorganization or liquidation, involving the Subject Company; (b) any purchase, sale or transfer of a material amount of assets of the Subject Company; or (c) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Subject Company.

     (b)  There are no transactions, agreements in principle, or signed contracts entered into by or with the Subject Company in response to the Tender Offer that relate to one or more of the events referred to in the preceding paragraph. However, the Subject Company is aware that MacKenzie Patterson Inc. and its affiliates have made a tender offer for Units of the Partnership, which was the subject of a Schedule 14D-9 filed by the Subject Company with the Securities and Exchange Commission on June 4, 2003.

Item 8. Additional Information.

None.

Item 9. Exhibits.

(a)(2)	Form of recommendation to Unit holders, dated July 21, 2003.

SIGNATURE

     After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CASA MUNRAS HOTEL PARTNERS, L.P.

By:	Casa Munras GP, LLC, the General Partner

/s/ John Rothman

By:	John Rothman, Managing Member

Date:	July 21, 2003

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